

June 14, 2012

<u>Via E-Mail</u>
Mr. Tom S. Q. Yip
Chief Financial Officer
International Tower Hill Mines Ltd.
1177 West Hastings Street, Suite 2300
Vancouver, BC V6E 2K3

> **Re:** **International Tower Hill Mines Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 001-33638**

Dear Mr. Yip:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

General

1.   We note your filing did not include the information regarding your Mine Safety and Health Administration (MSHA) citations received by your U. S. operations as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Please amend your filing and present this safety information as a separate exhibit along with your amendment to the Form 40-F.

Exhibit 2 Audited Consolidated Financial Statements

Independent Auditor's Report, page 4

2.   We note that the audit opinion of MacKay LLP uses going concern language that is inconsistent with paragraph 12 of AU Section 341. Please obtain and file a revised report from your auditor that complies with the PCAOB standards regarding the description of your going concern uncertainties.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining